SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

FORM Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34634E102

(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102	13D

1	Name of Reporting Person Mistral Spa Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,233,123[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,233,123[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,233,123[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 31.31%[1]
14	Type of Reporting Person OO

[1]	Mistral Spa Holdings, LLC (“MSH”) is the record holder of, and each of the Reporting Persons beneficially owns, (a) 2,130,487 shares of common stock, $0.01 par value per share (the “Common Stock”) of Form Holdings Corp. (formerly known as Vringo, Inc.) (the “Issuer”), (b) 2,514,520 shares of Common Stock, issuable upon the conversion of the Issuer’s Series D Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and (c) 1,588,116 shares of Common Stock issuable pursuant to certain outstanding five-year warrants, at an exercise price of $3.00 per share (the “Warrants”).The Preferred Stock has the powers, designations, preferences and other rights as set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (“Certificate of Designation”) in the form attached hereto as Exhibit 3, which rights include, among other things, an aggregate initial liquidation preference and the right to participate in any dividends and distributions paid to holders of Common Stock on an as-converted basis. The Preferred Stock will vote on an as-converted basis. The holders of Preferred Stock have the right to convert at any time and from time to time into shares of Common Stock at an initial conversion rate of 8 shares of Common Stock for each share of Preferred Stock (the “Conversion Ratio”). The Conversion Ratio is subject to adjustment upon certain fundamental events.

Pursuant to the Merger Agreement (as defined herein), Preferred Stock with an aggregate initial liquidation preference of $13,622,500 million was deposited into various escrow accounts for a period of eighteen (18) months, or such other term related to specific escrows, to cover certain indemnification claims that may be made pursuant to the Merger Agreement. As of the date of this filing, 283,802 shares of Preferred Stock have been placed in escrow. For the purposes of this filing, the Reporting Persons have assumed that all shares held in escrow are released to the former holders of XpresSpa (and such shares, to the extent allocable to the Reporting Persons pursuant to the Merger Agreement, have been included in their beneficial ownership for purposes of this filing).

In addition, on January 17, 2017, in connection with his service as a director of the Issuer, Mr. Heyer was granted options to purchase 85,000 shares of the Issuer’s common stock, at an exercise price of $2.12 per share, pursuant to the FORM 2012 Employee, Director and Consultant Equity Incentive Plan, as amended (the “Plan”), which is attached hereto as Exhibit 5. These options to purchase shares of common stock of the Issuer vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

Based on the foregoing and as of the date hereof, the 6,233,123 shares of Common Stock beneficially owned by each of MSH and MCM represent both (i) 27.98% of the total voting power of the voting stock of the Issuer (ie, outstanding Common Stock and outstanding Preferred Stock on an as-converted basis, plus any Warrants and options held by the applicable Reporting Persons) and (ii) 31.31% of the outstanding shares of Common Stock (ie, outstanding Common Stock plus any Preferred Stock, Warrants, and options held by the applicable Reporting Persons), and the 6,318,123 shares of Common Stock beneficially owned by Mr. Heyer represent both (i) 31.60% of the total voting power of the voting stock of the Issuer and (ii) 28.25% of the outstanding shares of Common Stock (in each case, based on the 15,804,881 shares of Common Stock outstanding as of November 9, 2016, as reported in the Form 10-Q filed by the Issuer on November 9, 2016, filed with the Securities and Exchange Commission (the “SEC”), calculated in accordance with Rule 13d-3(d).

CUSIP No. 34634E102	13D

1	Name of Reporting Person Mistral Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,233,123[2]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,233,123[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,233,123[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 31.31%[2]
14	Type of Reporting Person PN

[2]	Mistral Capital Management, LLC (“MCM”) is the sole manager of MSH. See footnote 1 to this filing for additional information regarding the securities of the Issuer that are beneficially owned by MCM.

CUSIP No. 34634E102	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 85,000
	8	Shared Voting Power 6,233,123[3]
	9	Sole Dispositive Power 85,000
	10	Shared Dispositive Power 6,233,123[4]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,318,123[4]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 31.60%[4]
14	Type of Reporting Person IN

[3]	Mr. Heyer is the managing member and the managing partner of MCM, which is the sole manager of MSH. See footnote 1 to this filing for additional information regarding the securities of the Issuer that are beneficially owned by Mr. Heyer.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 780 Third Avenue, 12th Floor, New York, NY, 10017.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by:

(i)	MSH, a Delaware limited liability company, whose principal office is located at 650 Fifth Avenue, 31st Floor, New York, NY 10019. MSH is a holding company formed to hold the common and preferred units of XpresSpa Holdings, LLC (“XpresSpa”);

(ii)	MCM, a Delaware limited liability company whose principal office is located at 650 Fifth Avenue, 31st Floor, New York, NY 10019. MCM is the sole manager of MSH; and

(iii)	Andrew R. Heyer, a United States citizen, whose business address is located at 650 Fifth Avenue, 31st Floor, New York, NY, 10019. Mr. Heyer is the managing member and the managing partner of MCM.

The foregoing are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is listed hereto as Exhibit 1.

None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer, FHXMS, LLC, a wholly-owned subsidiary of the Issuer (“Merger Sub”), XpresSpa, Mistral XH Representative, LLC, as Unitholders’ Representative (the “Representative”) and certain XpresSpa unitholders entered into an Agreement and Plan of Merger on August 8, 2016 (the “Original Merger Agreement”). On September 8, 2016, the parties amended the Original Merger Agreement pursuant to that certain Amendment No. 1 to Merger Agreement (“Amendment No. 1”) and on October 25, 2016, the parties further amended the Original Merger Agreement pursuant to that certain Amendment No. 2 to Merger Agreement (“Amendment No. 2” and together with Amendment No. 1 and the Original Merger Agreement, the “Merger Agreement”). Pursuant to the Merger Agreement, on December 23, 2016, Merger Sub merged with and into XpresSpa, with XpresSpa surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”).

On August 8, 2016, the Issuer entered into a subscription agreement (the “Subscription Agreement”) to sell 750,574 shares of its Common Stock to members of XpresSpa (including MSH), at a purchase price of $2.31 per share, for an aggregate purchase price of $1,733,826. Subsequently, MSH funded the entire purchase price to the Issuer, and MSH received reimbursement from the other participating XpresSpa members. The proceeds of this sale were invested in XpresSpa by the Issuer.

The terms of the Merger, the investment by MSH and other members of XpresSpa in the Issuer, the Subscription Agreement, and the Merger Agreement are more fully described in (a) the Current Reports on Form 8-K filed by the Issuer on August 8, 2016 (including the amendment filed on August 10, 2016), September 9, 2016, October 26, 2016, and December 23, 2016, and (b) the Form S-4 filed on September 9, 2016 (SEC File 333-213566), including Amendment No. 1 thereto filed on October 26, 2016 and the Prospectus filed on October 28, 2016 (the “Prospectus”).

MSH acquired the shares of Common Stock held by it pursuant to the Subscription Agreement and, with respect to the merger consideration under the Merger Agreement, upon the closing of the Merger and the other transactions contemplated by the Merger Agreement, as more fully described in the Current Report on Form 8-K filed by the Issuer on December 23, 2016.

In addition, on January 17, 2017, in connection with his service as a director of the Issuer, Mr. Heyer was granted options to purchase 85,000 shares of the Issuer’s common stock, at an exercise price of $2.12 per share, pursuant to the Plan. These options to purchase shares of common stock of the Issuer vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Merger Agreement, a copy of which is listed as Exhibit 2, and incorporated herein by reference, (b) the full text of the Certificate of Designation, a copy of which is listed as Exhibit 3, and incorporated herein by reference, (c) the full text of the Subscription Agreement, a copy of which is listed as Exhibit 4, and incorporated herein by reference, and (d) the full text of the Plan, a copy of which is listed as Exhibit 5, and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in the cover pages and Item 3 hereof is incorporated by reference into this Item 4.

All of the 2,130,487 shares of Common Stock that are held of record by MSH and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Pursuant to the Merger Agreement, MSH also owns of record 314,315 shares of Preferred Stock (initially convertible into 2,514,520 shares of Common Stock) and Warrants to purchase 1,588,116 shares of Common Stock at an exercise price of $3.00 per share.

Mr. Heyer also holds options to purchase 85,000 shares of the Issuer’s common stock, at an exercise price of $2.12 per share, pursuant to the Plan. These options to purchase shares of common stock of the Issuer vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, beneficially owned by them, based on market conditions and other factors they may deem relevant. The Reporting Persons may engage from time to time in ordinary course transactions, including entering into margin loans, with financial institutions with respect to the securities described herein. The Reporting Persons reserve the right in the future to engage in any hedging or similar transactions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Merger Agreement, a copy of which is listed hereto as Exhibit 2, and incorporated herein by reference, (b) the full text of the Certificate of Designation, a copy of which is listed as Exhibit 3, and incorporated herein by reference, and (c) the full text of the Plan, a copy of which is listed as Exhibit 5, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

MSH is the record owner of an aggregate of 2,130,487 shares of the Common Stock, 314,315 shares of Preferred Stock (initially convertible into 2,514,520 shares of Common Stock), and Warrants to purchase 1,588,116 shares of Common Stock at an exercise price of $3.00 per share.

Mr. Heyer also holds options to purchase 85,000 shares of the Issuer’s common stock, at an exercise price of $2.12 per share, pursuant to the Plan. These options to purchase shares of common stock of the Issuer vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

MCM disclaims beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 15,804,881 shares of Common Stock outstanding as of November 9, 2016, as reported in the Form 10-Q filed by the Issuer on November 9, 2016.

(i)	MSH may be deemed to beneficially own 6,233,123 shares of Common Stock, constituting approximately 31.31% of the shares of outstanding Common Stock;

(ii)	MCM may be deemed to beneficially own 6,233,123 shares of Common Stock, constituting approximately 31.31% of the shares of outstanding Common Stock; and

(iii)	Mr. Heyer may be deemed to beneficially own 6,318,123 shares of Common Stock, constituting approximately 31.60% of the shares of outstanding Common Stock.

(b)

(iv)	MSH may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MCM and Mr. Heyer) to vote or dispose or direct the voting or disposition of 6,233,123 shares of Common Stock;

(v)	MCM may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with Mr. Heyer and MSH) to vote or dispose or direct the voting or disposition of 6,233,123 shares of Common Stock; and

(vi)	Mr. Heyer may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 85,000 shares of Common Stock, and the shared power (along with MSH and MCM) to vote or dispose or direct the voting or disposition of 6,233,123 shares of Common Stock.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6.

The Merger Agreement

As described above in Item 3 above, the Issuer, XpresSpa, and certain other parties entered into the Merger Agreement. The parties have made certain representations and warranties, which survive various periods described in the Merger Agreement. In addition, the unitholders of XpresSpa who are parties to the Merger Agreement and the

Issuer have agreed to indemnify the other party, its affiliates and respective representatives for any Losses (as defined in the Merger Agreement) in certain situations, as more fully described in the Merger Agreement. Pursuant to the Merger Agreement, Preferred Stock with an aggregate initial liquidation preference of $13,622,500 million was deposited into various escrow accounts for a period of eighteen (18) months, or such other term related to specific escrows, to cover certain indemnification claims that may be made pursuant to the Merger Agreement.

Upon completion of the Merger, Mr. Heyer, who was a member of the XpresSpa board of managers, became a member of the Issuer’s board of directors as the initial designee of the holders of the Preferred Stock.

For a more complete discussion of the Merger Agreement, see the section entitled “The Merger Agreement” in the Prospectus. The foregoing description of the Merger Agreement is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2, and is incorporated herein by reference.

Escrow Agreement

In connection with the closing of the Merger, the Issuer deposited shares of Preferred Stock with an aggregate initial liquidation preference equal to $13,622,500 with American Stock Transfer & Trust Company, LLC (“AST”), as escrow agent (the “Escrow Agent”) for a period of 18 months, or such other term related to specific escrows, to be invested, held and disbursed in accordance with the terms of the Escrow Agreement, to serve as security to the Issuer for XpresSpa’s representations, warranties, covenants and agreements set forth in the Merger Agreement and to serve as security to the Issuer in connection with certain third-party consents. For a more complete discussion of the Escrow Agreement, see the section entitled “The Merger — Escrow Agreement” in the Prospectus.

The foregoing description of the Escrow Agreement is subject to, and qualified in its entirety by, the full text of the Escrow Agreement, which is attached as Exhibit F to the Merger Agreement attached hereto as Exhibit 2 and is incorporated herein by reference.

The Subscription Agreement

On August 8, 2016, the Issuer entered into the Subscription Agreement to sell 750,574 shares of its Common Stock to certain members of XpresSpa (including MSH), at a purchase price of $2.31 per share, for an aggregate purchase price of $1,733,826. MSH funded the entire purchase price to the Issuer, and MSH subsequently received reimbursement from the other participating XpresSpa members, with MSH ultimately retaining 542,371 shares of Common Stock purchased pursuant to the Subscription Agreement. The Subscription Agreement includes a provision whereby the investors (including MSH), are subject to a lock-up period until 90 days following the consummation of the transactions contemplated by the Merger Agreement, during which time, their respective ability to sell, transfer, dispose or otherwise encumber securities of the Issuer is restricted.

The foregoing description of the Subscription Agreement is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, which is attached hereto as Exhibit 4, and is incorporated herein by reference.

Certificate of Designation of Preference, Rights and Limitations of Series D

The holders of the Preferred Stock have certain rights, powers and preferences, in each instance, as specified in the Certificate of Designation, which rights include, among other things, an aggregate initial liquidation preference of $23,750,000 and the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis. The Preferred Stock shall be initially convertible into an aggregate of 3,958,334 shares of Common Stock, which equals a conversion price of $6.00 per share of Common Stock, and each holder of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such shares of Preferred Stock are convertible. Upon the occurrence of certain fundamental events, the holders of the Preferred Stock will be able to require the Issuer to redeem the shares of Preferred Stock at the greater of the liquidation preference and the amount per share that would have been payable had the shares of Preferred Stock been converted into Common Stock. The holders of record of Preferred Stock shall be entitled to elect one director of the Issuer, voting exclusively as a separate class, so long as the holders of Preferred Stock represent beneficial ownership in the aggregate equal to or more than 5% of the issued and outstanding Common Stock on an as-converted basis.

The holders of Preferred Stock shall have the right to convert at any time and from time to time into shares of Common Stock at an initial conversion ratio of 8 shares of Common Stock for each share of Preferred Stock. The conversion ratio is subject to adjustment upon certain fundamental events. In addition, the Issuer shall have the right, but not the obligation, upon ten trading days’ notice to convert the outstanding shares of Preferred Stock into Common Stock at the Conversion Ratio, at any time or from time to time, if the volume weighted average price per share of the Common Stock exceeds $9.00 for 20 days in a 30 consecutive trading day period.

The foregoing description of the Certificate of Designation and the Preferred Stock is subject to, and qualified in its entirety by, the full text of the Certificate of Designation, a copy of which is listed as Exhibit 3, and incorporated herein by reference.

Registration Rights Agreement

The Issuer and certain signatories listed on Schedule A thereto are parties to that certain Registration Rights Agreement (“Registration Rights Agreement”) dated as of August 8, 2016, pursuant to which, subject to the terms, conditions and limitations set forth therein, the signatories thereto (the “Holders”) are entitled to cause the Issuer to register the Registrable Securities (as defined therein) owned by them as of the date thereof or acquired thereafter. The Registration Rights Agreement includes provisions whereby the Holders may be precluded from certain activities related to the Registrable Securities during certain periods in connection with the registration by the Issuer for its own behalf of shares of Common Stock or any other equity securities under the Securities Act of 1933, as amended, on a registration statement on Form S-1 or Form S-3.

Director Arrangements

The Issuer and Mr. Heyer are parties to that certain Independent Director’s Agreement (“Independent Director’s Agreement”) dated as of December 23, 2016, which outlines certain rights and obligations of the parties in connection with Mr. Heyer’s service as a member of the Board of Directors of the Issuer.

The foregoing description of the Independent Director’s Agreement is subject to, and qualified in its entirety by, the full text of the Independent Director’s Agreement, which is attached hereto as Exhibit 6, and is incorporated herein by reference.

The Issuer and Mr. Heyer are also parties to a customary director indemnification agreement.

In addition, on January 17, 2017, in connection with his service as a director of the Issuer, Mr. Heyer was granted options to purchase 85,000 shares of the Issuer’s common stock, at an exercise price of $2.12 per share, pursuant to the Plan. These options to purchase shares of common stock of the Issuer vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

Exemption under the Issuer’s Rights Agreement

The board of directors of the Issuer had previously adopted a Section 382 Rights Agreement, dated as of March 18, 2016, between the Issuer and AST, as rights agent (the “Rights Agreement”) to protect stockholder value by deterring acquisitions of the Common Stock that would potentially limit the Issuer’s ability to use its net operating loss carryforwards (“NOLs”) and other tax benefits, which may be used to reduce potential future income tax obligations. In general, the rights issued under the Rights Agreement impose a significant penalty to any person, together with its Affiliates (as defined in the Rights Agreement), that acquires 4.99% or more of the Common Stock, unless such person is an “Exempt Person” or is otherwise excluded from the Rights Agreement. The Issuer granted an exemption to MSH under the Rights Agreement, following the determination by the board of directors of the Issuer that MSH is an “Exempt Person” pursuant to Section 29 of the Rights Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of January 20, 2017, by and among the Reporting Persons.

Exhibit 2	Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC, the unitholders of XpresSpa who are parties thereto and Mistral XH Representative, LLC, as representative of the unitholders, dated as of August 8, 2016 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2016, including the amendment filed on August 10, 2016), Amendment No. 1 incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 9, 2016, and Amendment No. 2 incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 26, 2016.

Exhibit 3	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016).

Exhibit 4	Subscription Agreement, dated as of August 8, 2016, by and between FORM Holdings Corp. and Mistral Spa Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2016).

Exhibit 5	FORM 2012 Employee, Director and Consultant Equity Incentive Plan, as amended (incorporated by reference to Annex C to the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 26, 2016).

Exhibit 6	Independent Director’s Agreement, by and between FORM Holdings Corp. and Andrew R. Heyer, dated as of December 23, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2016).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: January 20, 2017

MISTRAL SPA HOLDINGS, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Chief Executive Officer

MISTRAL CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Managing Member

ANDREW R. HEYER

/s/ Andrew R. Heyer